July 22, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Attention:	Linda Cvrkel, Esq.
Branch Chief

Re:	Nordic American Tankers Limited (formerly known
as Nordic American Tanker Shipping Limited)
Form 20-F for the year ended December 31, 2010 filed April 21, 2011
Form 20-F/A filed May 10, 2011
File No. 001-13944

Dear Ms. Cvrkel:

We refer to the letter of Nordic American Tankers Limited (the "Company") dated July 20, 2011, to the Staff of the Securities and Exchange Commission (the "Staff"), responding to the Staff’s comments to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the "Form 20-F").

As discussed with Ms. Bryan of the Staff, we confirm that the Company filed a Form 20-F/A on May 10, 2011, for the sole purpose of including information in the XBRL format.  Otherwise, the Form 20-F/A is identical to the Form 20-F.

Please feel free to contact the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Tonya Bryan, Esq.
Securities and Exchange Commission

Turid Sorensen
Nordic American Tankers Limited